SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of September, 2003

CLAXSON INTERACTIVE GROUP INC.

(Translation of Registrant’s Name into English)

Avenida Melian 2752, C1430EYH, Buenos Aires, Argentina

(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F ☒ Form 40-F ☐ ;

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes ☐ No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-     .)

CLAXSON INTERACTIVE GROUP INC.
Form 6-K

TABLE OF CONTENTS

Item		Page

Item 1.	Press Release Announcing Claxson Interactive Group Inc.’s 2003 Second Quarter Financial Results	3

Item 2.	Exhibits	7

Signatures		8

FOR IMMEDIATE RELEASE

CLAXSON REPORTS 2003 SECOND QUARTER
FINANCIAL RESULTS

Net income was $2.0 million ($0.11 per common share) for the second quarter of 2003 and
$7.7 million ($0.41 per common share) for the six-month period ended June 30, 2003

Buenos Aires, August 19, 2003 – Claxson Interactive Group Inc. (XSON.OB; “Claxson” or the “Company”), today announced financial results for the three and six-month periods ended June 30, 2003.

Financial Results

Operating loss for the three-month period ended June 30, 2003 was $1.0 million, reflecting a 25% decrease from an operating loss of $1.4 million for the three-month period ended June 30, 2002. Operating loss for the six-month period ending June 30, 2003 was $1.2 million, compared to an operating loss of $3.1 million for the six-month period ended June 30, 2002. The decrease in the operating loss for the second quarter of 2003 is due to an 8.5% increase in net revenues partially offset by a 6% increase in operating expenses as compared to the same period in 2002.

The 2003 results include, as a result of the new agreement with Playboy Enterprises, Inc., the consolidation of the operations of Playboy TV Latin America & Iberia (PTVLA) into the operations of its Pay TV division for financial reporting purposes.

Net revenues for the second quarter of 2003 were $19.7 million, an 8.5% increase from net revenues of $18.2 million for the second quarter of 2002. Net revenues for the six months ended June 30, 2003 totaled $38.2 million compared to net revenues of $37.4 million for the six months ended June 30, 2002. Net revenues are affected by the Argentine and Chilean currency variations and a decrease in the rates from DIRECTV™ Latin America. Net revenues earned in Argentina, where Claxson has significant operations, were 21% of total net revenues for both the three months ended June 30, 2003 and 2002. For the six months ended June 30, 2003, net revenues in Argentina were 20% of total net revenues compared to 23% for the same period in 2002.

During the second quarter of 2003, the average exchange rate of the Argentine peso as compared to the U.S. dollar increased 14%, versus the same period in 2002. For the six-month period ended June 30, 2003 the average devaluation in Argentina was 12% compared to the same period in 2002.

“During this quarter we saw an increase in our net revenues as compared to last year that together with lower operational costs (excluding the impairment of goodwill), indicate that we continue to move through an improvement path as a result of the rationalization process we undertook last year,” said Roberto Vivo, Chairman and CEO. “In addition, the second quarter represents the third quarter in a row in which we have seen positive net income. We will continue to aggressively manage costs and work to meet our sales objectives; hence we plan to continue improving our financial position.”

Subscriber-based fees for the three-month period ended June 30, 2003 totaled $9.3 million, representing approximately 47% of total net revenues and a 15% increase from subscriber-based fees of $8.1 million for the second quarter of 2002. The increase is primarily attributed to the consolidation of PTVLA, partially offset by devaluation of currencies in the region and the effect of the renegotiation of our agreement with DIRECTV™ Latin America, which reduced per subscriber rates and translated prices to local currencies, in exchange for a two year extension in the contract’s maturity. Subscriber-based fees for the six months ended June 30, 2003 totaled $19.1 million compared to subscriber-based fees of $17.2 million for the six months ended June 30, 2002.

Advertising revenues for the three-month period ended June 30, 2003 were $8.9 million, representing approximately 45% of Claxson’s total net revenues and a 29% increase from advertising revenues of $6.9 million for the second quarter of 2002. Advertising revenues for the six months ended June 30, 2003 totaled $15.9 million compared to advertising revenues of $14.1 million for the six months ended June 30, 2002. The improvement in advertising revenues is due primarily to increased revenues from Chilevision, our broadcast TV station in Chile, as a result of the efforts taken to improve its performance during 2002; and due to a better pay TV advertising market in Argentina as compared to 2002.

Production services revenues for the three-month period ended June 30, 2003 were $0.6 million, which represented a 68% decrease from $1.9 million for the second quarter of 2002. This decrease was primarily due to the consolidation of PTVLA, as services provided to PTVLA are now eliminated upon consolidation, and a decrease in volumes handled by The Kitchen, Inc., Claxson’s Miami-based broadcast and dubbing facility, as a result of the adverse economic situation in Latin America. Production services revenues for the six months ended June 30, 2003 totaled $1.5 million compared to production services revenues of $3.4 million for the six months ended June 30, 2002.

Other revenues for the three-month period ended June 30, 2003 were $0.9 million, which represented a 31% decrease from $1.3 million for the second quarter of 2002. This decrease is due to the consolidation of PTVLA, as services provided to PTVLA are now eliminated upon consolidation, as well as the discontinuation of services provided to Playboy TV International. Other revenues for the six months ended June 30, 2003 totaled $1.6 million compared to other revenues of $2.7 million for the six months ended June 30, 2002.

Operating expenses for the three months ended June 30, 2003 were $20.8 million, an increase of 6% from the $19.6 million in the second quarter of 2002, due primarily to an impairment charge as a result of the assessment of the carrying value of Claxson’s goodwill in accordance with the Statement of Financial Accounting Standards No. 142 and the consolidation of PTVLA, partially offset by the decrease in amortization of our broadcast licenses in Chile. Operating expenses for the six months ended June 30, 2003 decreased to $39.4 million compared to operating expenses of $40.6 million for the six months ended June 30, 2002.

Interest expense for the three-month period ended June 30, 2003 was $0.6 million compared to $3.3 million for the second quarter of 2002. This decrease is attributable to the Exchange Offer and consent solicitation as all future interest on the new Claxson Notes is reflected as part of the balance of the debt. As interest on these Notes is paid, the debt will be reduced proportionately. Interest expense for the six months ended June 30, 2003 totaled $1.3 million compared to interest expense of $6.8 million for the six months ended June 30, 2002.

Net income for the three months ended June 30, 2003 was $2.0 million ($0.11 per common share), including a $2.6 million foreign exchange gain as a result of the appreciation in value of the Argentine Peso during the second quarter of 2003. The second quarter net income represented a turnaround of $23.9 million over the $21.9 million net loss for the same period in 2002. For the six-month period ended June 30, 2003 net income was $7.7 million, which represents a turnaround of $164.6 million over the $156.9 million net loss for the same six months of 2002.

As of June 30, 2003, Claxson had a balance of cash and cash equivalents of $4.3 million and $89.4 million in debt, which includes $21.0 million in future interest payments.

Second Quarter Highlights

During the first quarter of 2003, Claxson’s largest client, DIRECTV™ Latin America, filed for protection under Chapter 11. At the filing date, Claxson’s accounts receivable from DIRECTV totaled approximately $4.5 million. On July 11, 2003, Claxson signed an agreement with an affiliate of Hughes Electronic Corporation, pursuant to which Claxson assigned to a Hughes affiliate Claxson’s pre-bankruptcy petition claims for the amounts owed to Claxson by DIRECTV™ Latin America. On July 22, 2003, Claxson received the payment from Hughes Electronic Corporation’s affiliate relating to such assignment of claims.

On May 17, 2002, based on its long term programming strategy, the Company sold its 50% participation in the animation channel Locomotion, a joint venture with The Hearst Corporation, to Corus Entertainment Inc. (NYSE: CJR), a Canadian media and entertainment company. As part of such transaction, Claxson continued providing affiliate sales services, program origination and post-production services to Locomotion. As of August 1, 2003 Claxson no longer provides sales services to Locomotion. The remaining contract for program origination and post-production services will not be renewed by Locomotion upon expiration on December 31, 2003. All of these services will be transferred to an affiliate of one of the Locomotion partners.

Following last year’s signing of a new agreement with Playboy Enterprises, Inc. (NYSE: PLA), and consistent with a new alignment of the Company’s Pay TV Division properties by genre, Claxson announced the launch of an aggressive plan to position itself as the leading provider of adult content in Iberoamerica. Based on its current adult offering including Playboy TV, Venus and recently launched Spice Clips, Claxson will offer content to meet the demand of Latin audiences in order to increase its distribution and develop additional revenue streams such as syndication, new PPV channels, broadband content, event production and talent management.

Claxson announced the launch of a new online chat service created by its Broadband and Internet Division for America Online Latin America, Inc. (NASDAQ:AOLA), one of the leading interactive services providers in Latin America. Claxson will program and host a web-based chat service for AOL Mexico and AOL Argentina that combines the brand and users of AOL and www.elsitio.com (Claxson’s Internet portal) in Mexico and Argentina. This agreement underscores Claxson’s commitment to the new phase of its broadband and Internet business model by offering technology development and support services to external clients through its ESDC Digital Platform. Claxson will also oversee the chat service’s operations, maintenance and hosting.

Claxson announced the launch in the United States of its pay TV channel Infinito, a 24-hour Hispanic channel dedicated exclusively to the unexplained mysteries of the world, through Time Warner Cable of New York’s digital package “DTV en Español.” This agreement, together with HTV’s current presence in the US Hispanic market, increases Claxson’s offerings in the US to two channels evidencing the Company’s expansion of its presence in this growing segment through distribution deals with major satellite and cable providers offering packages to Spanish-speaking viewers in the US.

About Claxson

Claxson (XSON.OB) is a multimedia company providing branded entertainment content targeted to Spanish and Portuguese speakers around the world. Claxson has a portfolio of popular entertainment brands that are distributed over multiple platforms through its assets in pay television, broadcast television, radio and the Internet. Claxson was formed on September 21, 2001 in a merger transaction, which combined El Sitio, Inc. and other media assets contributed by funds affiliated with Hicks, Muse, Tate & Furst Inc. and members of the Cisneros Group of Companies. Headquartered in Buenos Aires, Argentina, and Miami Beach, Florida, Claxson has a presence in all key Ibero-American countries, including without limitation, Argentina, Mexico, Chile, Brazil, Spain, Portugal and the United States.

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Claxson’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For a detailed discussion of these factors and other cautionary statements, please refer to Claxson’s annual report on Form 20F filed with the U.S. Securities and Exchange Commission on July 15, 2003.

# # #

Contacts:

Press	Investors
Alfredo Richard	Jose Antonio Ituarte
SVP, Communications	Chief Financial Officer
Claxson	Claxson
305-894-3588	011-5411-4339-3700

— Financial Tables Attached —

Item 2. Exhibits

     The exhibits listed in the Exhibit Index below are filed with and made a part of this report.

Exhibit Number	Description of Documents

99.1	Certification of Claxson Interactive Group Inc.’s Chief Executive Officer with respect to the financial statements attached as part of Item 1 hereto, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.2	Certification of Claxson Interactive Group Inc.’s Chief Financial Officer with respect to the financial statements attached as part of Item 1 hereto, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLAXSON INTERACTIVE GROUP INC.

(Registrant)

Date: September 5, 2003	By: /s/ Roberto Vivo-Chaneton

Name: Roberto Vivo-Chaneton Title: Chief Executive Officer

CLAXSON
UNAUDITED
BALANCE SHEETS
(In Thousands of U.S. dollars)

	As of	As of
	June 30,	December 31,
	2003	2002

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$4,317	$8,072
Restricted investments	57	750
Accounts receivable, net	34,154	32,807
Other current assets	7,700	8,617

Total current assets	46,228	50,246
RESTRICTED INVESTMENTS	750	750
PROPERTY AND EQUIPMENT, net	18,748	18,573
PROGRAMMING RIGHTS, net	5,519	5,554
INVESTMENTS IN UNCONSOLIDATED SUBSIDIARIES	1 ,027	1 ,025
INVESTMENTS IN DEBT AND EQUITY SECURITIES	23	448
GOODWILL, net	49,684	51,837
BROADCAST LICENSES	18,080	18,065
OTHER ASSETS, net	4,996	4,057

TOTAL ASSETS	$145,055	$150,555

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable, accrued and other current liabilities	$36,125	$39,568
Current portion of programming rights obligations	10,873	9,899
8.75% Senior Notes Due 2010, including accrued interests	2,506	1,396
11% Senior Notes Due 2005, including accrued interests	3,716	6,247
6.25% Senior Notes Due 2013, including accrued interests	93	—
Current portion of long-term debt	6,998	7,156

Total current liabilities	60,311	64,266
LONG-TERM DEBT	13,720	16,029
8.75% Senior Notes Due 2010, including accrued interests	59,768	61,576
6.25% Senior Notes Due 2013, including accrued interests	2,574	—
OTHER LONG-TERM LIABILITIES	4,619	4,325
MINORITY INTEREST	1,091	1,164
SHAREHOLDERS’ EQUITY	2,972	3,195

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$145,055	$150,555

F-1

CLAXSON
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
(In Thousands of U.S. dollars, except per share data)

	Consolidated		Consolidated
	Three Months Ended		Six Months Ended
	June 30,		June 30,

	2003	2002	2003	2002

NET REVENUES:
Subscriber-based fees	$9,339	$8,095	$19,132	$17,216
Advertising	8,886	6,930	15,912	14,106
Production services	615	1,897	1,527	3,399
Other	906	1,282	1,648	2,714

Total net revenues	19,746	18,204	38,219	37,435

OPERATING EXPENSES:
Product, content and technology	8,658	9,101	17,469	17,822
Marketing and sales	3,284	2,749	6,664	6,625
Corporate and administration	4,565	4,164	9,419	8,758
Depreciation and amortization	1,491	3,544	3,081	7,355
Impairment of goodwill	2,758	—	2,758	—

Total operating expenses	20,756	19,558	39,391	40,560

OPERATING INCOME (LOSS)	(1,010)	(1,354)	(1,172)	(3,125)
INTEREST EXPENSE	(596)	(3,267)	(1,254)	(6,799)
OTHER INCOME (EXPENSE), NET	904	5,448	845	(396)
FOREIGN CURRENCY EXCHANGE GAIN (LOSS)	2,624	(19,916)	9,932	(66,743)
NET GAIN (LOSS) FROM UNCONSOLIDATED AFFILIATES	83	(2,820)	105	(4,922)
BENEFIT (PROVISION) FOR NON-U.S. INCOME TAXES	(73)	1	(834)	(206)
MINORITY INTEREST	43	14	84	50
CHANGE IN ACCOUNTING PRINCIPLES	—	—	—	(74,789)

NET INCOME (LOSS)	$1,975	$(21,894)	$7,706	$(156,930)

NET INCOME (LOSS) PER COMMON SHARE (Basic and diluted)	$0.11	$(1.17)	$0.41	$(8.40)

NET INCOME (LOSS) PER COMMON SHARE BEFORE CHANGE IN ACCOUNTING PRINCIPLE (Basic and diluted)	$0.11	$(1.17)	$0.41	$(4.40)

NUMBER OF SHARES USED IN PER SHARE CALCULATIONS (Basic and diluted)	18,678	18,678	18,678	18,678

F-2

CLAXSON
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS INFORMATION — BY SEGMENT
(In Thousands of U.S. dollars)

	Pay		Internet &	Claxson
	Television	Broadcast	Broadband	Corporate	Total

For the Three Months Ended June 30, 2003:
NET REVENUES	$11,803	$7,887	$56	$—	$19,746

OPERATING INCOME (LOSS)	$(129)	$1,238	$(886)	$(1,233)	$(1,010)

For the Three Months Ended June 30, 2002:
NET REVENUES	$11,817	$6,355	$32	$—	$18,204

OPERATING INCOME (LOSS)	$2,700	$(1,014)	$(2,039)	$(1,001)	$(1,354)

For the Six Months Ended June 30, 2003:
NET REVENUES	$23,859	$14,276	$84	$—	$38,219

OPERATING INCOME (LOSS)	$1,657	$1,169	$(1,346)	$(2,652)	$(1,172)

For the Six Months Ended June 30, 2002:
NET REVENUES	$24,198	$13,119	$118	$—	$37,435

OPERATING INCOME (LOSS)	$5,353	$(1,663)	$(5,390)	$(1,425)	$(3,125)

F-3